April 14, 2016

VIA EDGAR and FedEx Overnight

Stacie Gorman, Esq.

Kristina Aberg, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:	Medalist Diversified REIT, Inc.

Amendment No. 2 to Offering Statement on Form 1-A Filed April 14, 2016

File No. 024-10487

Dear Ms. Gorman and Ms. Aberg:

This letter is submitted on behalf of our client, Medalist Diversified REIT, Inc. (the “Company”), in response to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), in a letter dated March 8, 2016 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A (File No. 024-10487) filed with the Commission on October 5, 2015 (the “Offering Statement”) and Amendment No. 1 to the Offering Statement filed with the Commission on February 17, 2016 (the “Amendment”). For your convenience, we have reproduced the comments below, followed by our responses. The Company has provided the additional disclosures requested by the Staff in the Company’s Pre-Effective Amendment No. 2 to the Offering Statement, filed on April 14, 2016 (“Amendment No. 1”).

The discussion below is presented in the order of the numbered comments in the Comment Letter. References to page numbers in the responses below refer to Amendment No. 2.

For your convenience, we have enclosed with this letter two clean copies and two marked copies of Amendment No. 2, reflecting all changes to the Offering Statement. Such changes have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 2.

Website: www.kv-legal.com Richmond Office | 1401 E Cary Street | Richmond, VA 23219 | Phone: 804.823.4000 Richmond Office Mailing Address | P.O. Box 2470 | Richmond, VA 23218-2470

Stacie Gorman, Esq. Kristina Aberg, Esq. Division of Corporation Finance U.S. Securities and Exchange Commission April 14, 2016 Page 2 of 3

Compensation to Our Manager, page 4

1.	Comment: Please revise to provide an example of how the Incentive Fee will be calculated.

Response: In response to the Staff’s comment, the Company has provided an example of the Incentive Fee calculation on pages 5-6 of Amendment No. 2.

Prior Performance of our Manager, page 44

2.	Comment: We note your disclosure that Medalist Fund II, LLC will distribute a 7.5% annualized return to current investors for the fourth quarter of 2015 by the end of January. We further note your response to comment 17 of our letter dated October 30, 2015 that Medalist Fund II, LLC began operations in April 2015 and therefore does not have information available for the period ended December 31, 2014. As you have not included Medalist Fund II, LLC in your Prior Performance Tables as of yet, please revise to remove this statement or advise us as to why it is appropriate. To the extent you retain this disclosure please clarify if the distribution will be paid from operating cash flow, offering proceeds, or another source.

Response: In response to the Staff’s comment, please see the Company’s revised disclosure under “Prior Performance of our Manager” on page 46 of Amendment No. 2.

Financial Statements of Medalist Fund 1-A, LLC, page FS-9

3.	Comment: We note that you have included Statements of Revenues and Certain Expenses for the year ended December 31, 2014 and for the period from acquisition (September 20, 2013) to December 31, 2013. Please revise to update pursuant to Part F/S of Form 1-A.

Response: In response to the Staff’s comment, please see the Company’s revised Statements of Revenues and Expenses for Medalist Fund 1-A, LLC on page FS-14 of Amendment No. 2.

Stacie Gorman, Esq. Kristina Aberg, Esq. Division of Corporation Finance U.S. Securities and Exchange Commission April 14, 2016 Page 3 of 3

Signature Page

4.	Comment: Please ensure your offering statement is also signed by your principal financial officer. Please refer to Instruction 1 to Signatures of Form 1-A.

Response: The Company has indicated that Mr. Thomas E. Messier is the Company’s principal executive officer, principal financial officer and principal accounting officer on the signature page.

The Company respectfully believes that the revisions to the Offering Statement contained in Amendment No. 2, and the supplemental information contained herein, are responsive to the Staff’s comments. Please feel free to contact me at the above number for any questions related to this filing. We appreciate the Staff’s timely response.

Very truly yours,

/s/ T. Rhys James

T. Rhys James

cc:	Thomas E. Messier

Thomas G. Voekler